SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 22)


Norwest Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

669380 10 7
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                   13G

CUSIP NO.  669380 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    25,472,661
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  42,935,725
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 15,991,188
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      45,827,256

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             69,197,735

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.1%

12)        TYPE OF REPORTING PERSON*

             HC


                                   13G

CUSIP NO.  669380 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Minnesota, National Association
            Tax Identification No.  41-0451159

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    14,880,306
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  42,729,605
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 7,942,405
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      43,931,734

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             57,840,273

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.6%

12)        TYPE OF REPORTING PERSON*

             BK



                                   13G

CUSIP NO.  669380 10 7


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation Savings-Investment Plan
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  42,298,954
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      42,298,954

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             42,298,954

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.6%

12)        TYPE OF REPORTING PERSON*

             EP


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 22)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)         Name of Issuer:

                  Norwest Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-1026

Item 2(a)         Name of Person Filing:

1.  Norwest Corporation
2.  Norwest Bank Minnesota, National Association (NBM)
3.  Norwest Corporation Savings-Investment Plan Trust (the
Plan)

Item 2(b)         Address of Principal Business Office(s):

1.  Norwest Corporation
    Norwest Center
    Sixth and Marquette
    Minneapolis, MN  55479-1026

2.  Norwest Bank Minnesota, National Association
    Norwest Center
    Sixth and Marquette
    Minneapolis, MN  55479-1000

3.  Norwest Corporation Savings-Investment Plan
    c/o Norwest Bank Minnesota, National Association
    Norwest Center
    Sixth and Marquette
    Minneapolis, MN  55479-0001

Item 2(c)		Citizenship:

1.  Norwest Corporation:  Delaware
2.  NBM:  United States
3.  The Plan:  Minnesota

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number

                  669380 10 7

Item 3            The person filing is a:

                  1. Norwest Corporation: Parent Holding Company in accordance with Section 240.13d-1(b)(1)(ii)(G)
                  2.  NBM:  Bank as defined in Section 3(a)(6) of the Act
                  3.  The Plan:  Employee Benefit Plan in accordance with
                      Section 240.13d-1(b)(1)(ii)(F)

Item 4		          Ownership:

                  1.  Norwest Corporation

                  (a) Amount beneficially owned: 69,197,735 shares. Amount beneficially owned includes 57,840,273 shares deemed to be beneficially owned by NBM.

                  (b)  Percent of class:  9.1%

                  (c)  Number of shares as to which Norwest Corporation has:

                       (i) Sole power to vote or direct the vote:  25,472,661

                       (ii) Shared power to vote or direct the vote:
                            42,935,725

                       (iii) Sole power to dispose or to direct the disposition of: 15,991,188

                       (iv)  Shared power to dispose or direct the
                             disposition of:  45,827,256

                  2.  NBM

                  (a) Amount beneficially owned: 57,840,273 shares. Amount reported as being beneficially owned by NBM includes 42,298,954 shares allocated to the accounts of participants in the Norwest Corporation Savings-Investment Plan (the "Plan") or shares that are being held in trust pending allocation to participants' accounts. Because of NBM's role as co-trustee of the Plan, NBM is reporting, for purposes of this statement on Schedule 13G only, shared voting and shared dispositive power with respect to such shares. NBM and Norwest Corporation disclaim beneficial ownership of such shares for all other purposes.

                  (b)  Percent of Class:  7.6%

                  (c)  Number of shares as to which NBM has:

                       (i)  Sole power to vote or direct the vote:  14,880,306

                       (ii)  Shared power to vote or direct the vote:
                             42,729,605

                       (iii) Sole power to dispose or to direct the disposition of: 7,942,405

                       (iv)  Shared power to dispose or direct the
                             disposition of:  43,931,734

                  3.  The Plan

                  (a)  Amount beneficially owned.  42,298,954 shares.

                  (b)  Percent of Class:  5.6%

                  (c)  Number of shares as to which the Plan has:

                       (i)  Sole power to vote or direct the vote:  0

                       (ii)  Shared power to vote or direct the vote:
                             42,298,954

                       (iii) Sole power to dispose or to direct the disposition of: 0

                       (iv)  Shared power to dispose or direct the
                             disposition of:  42,298,954

                       The Plan was created by Norwest Corporation for the exclusive benefit of those of its employees who elect to participate in the Plan. The assets of the Plan are held in a trust for the participants. NBM, a subsidiary of Norwest Corporation, is the co-trustee of the trust.

Item 5            Ownership of Five Percent or Less of Class:

                  Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Persons other than Norwest Corporation and its subsidiaries have a right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  See Attachment A

Item 8            Identification and Classification of Members of the
                  Group:

                  Not Applicable

Item 9            Notice of Dissolution of Group:

                  Not Applicable

Item 10           Certification:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 10, 1998

NORWEST CORPORATION



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh
           Senior Vice President and Secretary


ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below, all of which are classified as banks in accordance with Regulation 13d-1(b)(1)(ii)(B), with the exception of the entities marked with an asterisk. All of the entities marked with an asterisk are classified as parent holding companies in accordance with Regulation 13d-1(b)(1)(1)(ii)(G), with the exception of the Norwest Corporation Savings-Investment Plan, which is classified as an employee benefit plan in accordance with Regulation 13d-1(b)(1)(ii)(F). Each of the parent holding companies listed in this attachment is a direct or indirect subsidiary of Norwest Corporation and each owns all or a portion of one or more of the banks listed in this attachment.

Blackhawk Corporation*
GST Co.*
Lindeberg Financial Corporation*
Norwest AMG, Inc.
Norwest Bank Arizona, National Association
Norwest Bank Colorado, National, Association
Norwest Bank Illinois, National Association
Norwest Bank Indiana, National Association
Norwest Bank Iowa, National Association
Norwest Bank Minnesota, National Association
Norwest Bank Minnesota North, National Association
Norwest Bank Minnesota Southwest, National Association
Norwest Bank Montana, National Association
Norwest Bank Nebraska, National Association
Norwest Bank North Dakota, National Association
Norwest Bank South Dakota, National Association
Norwest Bank Texas, National Association
Norwest Bank Texas, El Paso, National Association
Norwest Bank Wisconsin, National Association
Norwest Bank Wyoming, National Association
Norwest Corporation Savings-Investment Plan*
Norwest Holding Company*